Exhibit 99.5

BIGO INC

Report of Independent Auditors

To the Board of Directors of Bigo Inc

We have audited the accompanying consolidated financial statements of Bigo Inc and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bigo Inc and its subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

June 18, 2019

1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018

(All amounts in thousands, except share and per share data)

		As of December 31,
	Note	2018
		US$
Assets
Current assets
Cash and cash equivalents	5	44,840
Restricted cash and cash equivalents	6	1,020
Short-term deposits	7	-
Restricted short-term deposits	8	184
Short-term investments	9	20,045
Accounts receivable, net	10	40,417
Prepayments and other current assets	11	18,572
Amount due from related parties	24	11,111

Total current assets		136,189

Non-current assets
Property and equipment, net	12	32,958
Intangible assets, net	13	1,109
Goodwill	14	-
Deferred tax assets	20	1,736
Prepayment and other non-current assets	15	422,799

Total non-current assets		458,602

Total assets		594,791

Liabilities, mezzanine equity and shareholders’ deficit
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entity ("VIEs") without recourse to the Company of US$1,869 as of December 31, 2018. Note1(d))	16	8,910
Deferred revenue (including amounts of the consolidated VIEs of without recourse to the Company of US$3,154 as of December 31, 2018. Note1(d))	17	8,477
Income tax payable (including amounts of the consolidated VIEs without recourse to the Company of US$7,421 as of December 31, 2018. Note1(d))		12,566
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$42,552 as of December 31, 2018. Note1(d))	18	110,309
Amounts due to a related party (including amounts of the consolidated VIEs without recourse to the Company of US$24,978 as of December 31, 2018. Note1(d))	24	24,991

Total current liabilities		165,253

Non-current liabilities
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of US$238 as of December 31, 2018. Note1(d))	17	249
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Company of nil as of December 31, 2018. Note1(d))	22	-

Total non-current liabilities		249

Total liabilities		165,502

2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 (CONTINUED)

(All amounts in thousands, except share and per share data)

		As of December 31,
	Note	2018
		US$

Commitments and contingencies	26

Mezzanine equity
Series A redeemable convertible preferred shares (“Preferred Shares”) (US$0.00001 par value; 250,000,000 shares authorized, issued and outstanding as of December 31, 2018)	22	137,354
Series B Preferred Shares (US$0.00001 par value; 400,000,000 shares authorized, issued and outstanding as of December 31, 2018)	22	227,745
Series C Preferred Shares (US$0.00001 par value; 350,000,000 shares authorized, issued and outstanding as of December 31, 2018)	22	203,028
Series D Preferred Shares (US$0.00001 par value; none and 532,291,667 shares authorized, issued and outstanding as of December 31, 2018)	22	381,445

Total mezzanine equity		949,572

Shareholders’ deficit
Common shares (US$0.00001 par value; 4,000,000,000 shares authorized, 628,292,725 shares issued and outstanding as of December 31, 2018)	21	6
Additional paid-in capital		-
Statutory reserves	2(aa)	845
Accumulated deficits		(525,006)
Accumulated other comprehensive income		3,872

Total shareholders’ deficit		(520,283)

Total liabilities, mezzanine and shareholders’ deficit		594,791

The accompanying notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018

(All amounts in thousands, except share and per share data)

	Note	For the year ended December 31, 2018
		US$

Net revenues
Live streaming		456,650
Others		1,484

Total net revenues		458,134

Cost of revenues (1)	19	(283,327)

Gross profit		174,807

Operating expenses (1)
Research and development expenses		(67,614)
Sales and marketing expenses		(142,830)
General and administrative expenses		(20,445)

Total operating expenses		(230,889)

Other income	2(x)	725

Operating loss		(55,357)

Foreign currency exchange losses, net		(2,046)
Interest expense		(213)
Interest and short-term investments income		9,779
Fair value loss on derivatives liabilities	22	(94,811)

Loss before income tax expenses		(142,648)

Income tax expenses	20	(10,219)

Net loss attributable to Bigo Inc		(152,867)

Accretion to Preferred Shares redemption value	22	(22,952)

Net loss attributable to common shareholders		(175,819)

4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018 (CONTINUED)

(All amounts in thousands, except share and per share data)

	Note	For the year ended December 31, 2018
		US$

Net loss		(152,867)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax		(924)

Total comprehensive loss attributable to Bigo Inc		(153,791)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31, 2018
		US$

Research and development expenses		14,351
General and administrative expenses		2,364
Cost of revenues	19	977
Sales and marketing expenses		266

The accompanying notes are an integral part of these consolidated financial statements.

5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2018

(All amounts in thousands, except share and per share data)

		Common shares					Accumulated other	Total
	Notes	Number of shares	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficits	comprehensive income	shareholders’ deficit
			US$	US$	US$	US$	US$	US$
Balance as of December 31, 2017		604,078,125	6	-	-	(395,171)	4,796	(390,369)
Issuance of common shares for vested restricted shares	21	10,125,000	-	-	-	-	-	-
Issuance of common shares for vested restricted share units	21	14,089,600	-	-	-	-	-	-
Share-based compensation- restricted shares	23	-	-	331	-	-	-	331
Share-based compensation- restricted share units	23	-	-	17,627	-	-	-	17,627
Accretion of Preferred Shares to redemption value	22	-	-	(17,958)	-	(4,994)	-	(22,952)
Deemed contribution due to modification of preferred shares	22	-	-	-	-	28,871	-	28,871
Appropriation to statutory reserves		-	-	-	845	(845)	-	-
Components of comprehensive income
Net loss attributable to Bigo Inc		-	-	-	-	(152,867)	-	(152,867)
Foreign currency translation adjustments, net of nil tax		-	-	-	-	-	(924)	(924)

Balance as of December 31, 2018		628,292,725	6	-	845	(525,006)	3,872	(520,283)

The accompanying notes are an integral part of these consolidated financial statements.

6

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018

(All amounts in thousands, except share and per share data)

	Note	For the year ended December 31, 2018
		US$
Cash flows from operating activities
Net loss attributable to Bigo Inc		(152,867)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of property and equipment	12	7,161
Amortization of acquired intangible assets	13	949
Impairment of intangible assets	13	106
Impairment of goodwill	14	2,420
Loss on disposal of property and equipment		10
Share-based compensation	23	17,958
Interest expense		213
Investment income		(45)
Fair value change of derivative liabilities	22	94,811
Foreign currency exchange losses, net		2,046
Deferred income tax, net	20	(97)
Changes in operating assets and liabilities
Accounts receivable, net		(13,191)
Prepayments and other assets		(14,794)
Amounts due from related parties		(420)
Prepayment and other non-current assets		(693)
Amounts due to a related party		(1,090)
Accounts payable		(246)
Deferred revenue		4,877
Accrued liabilities and other current liabilities		60,548
Income taxes payable	20	10,316

Net cash provided by operating activities		17,972

Cash flows from investing activities
Maturities of short-term deposits		89,900
Placements of short-term investments		(20,000)
Purchase of property and equipment		(25,646)
Purchase of intangible assets		(1,509)
Loan to a third party	15	(418,500)
Loan to a related party	24	(10,047)
Acquisition of businesses, net of cash and cash equivalents acquired	4	(1,231)
Payment on behalf of related parties, net of repayment		(644)
Cash paid for other non-current assets		(790)
Proceeds from disposal of property and equipment		8

Net cash used in investing activities		(388,459)

Cash flows from financing activities
Proceeds from issuance of preferred shares	22	365,000
Loan from a related party	24	27,448
Repayment of loan to a related party	24	(3,166)
Net cash provided by financing activities		389,282

Net increase in cash and cash equivalents and restricted cash		18,795
Cash and cash equivalents and restricted cash at the beginning of the year		29,437
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(2,188)

Cash and cash equivalents and restricted cash at the end of the year		46,044

	Note	For the year ended December 31, 2018
		US$
Supplemental disclosure of cash flows information:
-Cash paid for interest, net of amounts capitalized		(7)
-Acquisition of property and equipment in form of accounts payable	16	8,486

The accompanying notes are an integral part of these consolidated financial statements.

7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities

Bigo Inc (“Bigo” or the "Company") is a holding company incorporated in Cayman Islands on April 1, 2015 and conducts its business through its subsidiaries, and its variable interest enterprise (“VIE”) (collectively, the “Group”). The Group is principally engaged in video and audio broadcast through its live-streaming apps and platforms (the “Business”) all over the world. In providing these services, the Group has cooperated with talent agencies to assist the Group in broadcaster recruitment, live streaming training and support, promotion strategies development and content management and discipline under the Group’s guidance and supervision. The Group generates the majority of its revenue from sales of virtual items in live streaming platforms.

(b)	History and reorganization

YY Inc. (“YY”), a NASDAQ listed company, developed and launched a mobile application called Weihui in 2014. Users of this application can make telephone calls with other users free of charge. In October 2014, YY entered into an agreement with its CEO, Mr. David Xueling Li, to inject Weihui into Bigo Technology Pte. Ltd. (“Bigo Singapore”), a company set up in Singapore on 11 September 2014 and controlled by Mr. David Xueling Li. YY and Mr. David Xueling Li agreed that Weihui shall be priced at a consideration of US$6 million in form of preferred shares. On December 19, 2014, Bigo Singapore issued 156,000,000 common shares to YYME Limited (“YYME”), a company controlled by Mr. David Xueling Li, for a cash consideration of US$15.6 million and 60,000,000 Series A preferred shares (“Series A”) to Duowan Entertainment Corp (“Duowan”), a subsidiary of YY, for injection of Weihui as aforementioned.

Mr. David Xueling Li (the “Founder” or the “CEO”) set up Guangzhou Baiguoyuan Network Technology Co., Ltd., (“Baiguoyuan Network”) in the PRC in December 2014 and began its operations and thereof provided massive free-of-charge voice calls from mobile devices via the Internet to other devices or telephones/smartphones in the PRC in December 2014. Baiguoyuan Network holds the necessary licenses and approvals to operate internet-related businesses in the PRC. In March 2016, Baiguoyuan Network launched an audio live streaming mobile app, HELLO, which focused on its business in China.

For the period between April 2015 and May 2015 (“Reorganization Period”), the Group undertook a reorganization (the “Reorganization”).

On April 1, 2015, the Company, an investment holding company under the Laws of the Cayman Islands, was established. And then the Company purchased all the equity interests in the Bigo Singapore and issued 650,000,000 common shares to YYME and 250,000,000 Series A preferred shares to Duowan.

Pursuant to the applicable PRC laws and regulations, foreign investors are restricted from internet content services or holding equity interest in an entity conducting such services in China. In order to enable investments be made into the Group’s Business in the PRC, Bigo (Hong Kong) Limited (“Bigo HK”), a Hong Kong incorporated company wholly owned by the Bigo Singapore, was established on April 28, 2015 as well. A series of contractual arrangements (the “Contractual Arrangements”) were signed on May 19, 2015, among Baiguoyuan Network, its shareholder and Bigo HK, through which Bigo HK became the primary beneficiary and exercised effective control over the operations of Baiguoyuan Network.

Upon the completion of the Reorganization, the Company became the holding company of the other companies comprising the Group.

On June 18, 2015, Mr. David Xueling Li, the sole shareholder of Baiguoyuan Network, transferred 1% of the equity interest in Baiguoyuan Network to Mr. Jianqiang Hu (“CTO”).

On October 23, 2015, the Group set up Guangzhou Baiguoyuan Information Technology Co., Ltd. (“Baiguoyuan Information”), a wholly-owned foreign enterprise (“WOFE”) in the PRC owned by Bigo HK. In January 2016, a supplemental agreement, related to the Contractual Arrangements, was signed among Baiguoyuan Information, Baiguoyuan Network, and its shareholders, and Bigo HK to transfer the related rights and obligation of those Contractual Arrangement from Bigo HK to Baiguoyuan Information. Therefore, Baiguoyuan Information became the primary beneficiary and exercised effective control over the operations of Baiguoyuan Network.

8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(b)	History and reorganization (continued)

In March 2016, Bigo Singapore launched a global live streaming mobile app, BIGO LIVE, which is available on App store, Android Apk, and Google Play, and since then, The Group began its worldwide operations of live streaming business.

(c)	Principal subsidiaries and VIEs

The details of the principle subsidiaries and VIE as of December 31, 2018 are set out as below:

Name	Place of incorporation	Date of Incorporation	% of direct or indirect economic ownership	Principal Activities

Subsidiaries
Bigo Technology Pte. Ltd. (“Bigo Singapore”)	Singapore	September 11, 2014	100%	Investment holding, operation of live streaming platform

Bigo (Hong Kong) Limited (“Bigo HK”)	Hong Kong	April 28, 2015	100%	Investment holding

Guangzhou Baiguoyuan Information Technology Co., Ltd. (“Baiguoyuan Information”)	PRC	October 23, 2015	100%	Software development and provision of information technology services

Variable Interest Entity
Guangzhou Baiguoyuan Network Technology Co., Ltd. (“Baiguoyuan Network”)	PRC	December 17, 2014	100%	Holder of internet content provider licenses and internet value added services

9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable Interest Entities

VIE agreements amongst Baiguoyuan Information, Baiguoyuan Network and its nominee shareholders

In May 2015, Bigo HK entered into a series of contractual agreements with Baiguoyuan Network and its nominee shareholders, through which Bigo HK became the primary beneficiary and exercised effective control over the operations of Baiguoyuan Network. In January 2016, a supplemental agreement, related to the Contractual Arrangements, was signed among Baiguoyuan Information, Baiguoyuan Network, and its shareholders, and Bigo HK to transfer the related rights and obligation of those Contractual Arrangement from Bigo HK to Baiguoyuan Information. Therefore, Baiguoyuan Information became the primary beneficiary and exercised effective control over the operations of Baiguoyuan Network. The contractual agreements are as below:

•	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Baiguoyuan Information and Baiguoyuan Network, Baiguoyuan Information has the exclusive right to provide to Baiguoyuan Network technology support, business support and consulting services related to the services provided by Baiguoyuan Network, the scope of which is to be determined by Baiguoyuan Information from time to time. Baiguoyuan Information owns the exclusive intellectual property rights created as a result of the performance of this agreement. Baiguoyuan Information receives substantially all of the economic interest returns generated by Baiguoyuan Network. The term of this agreement will not expire unless with Baiguoyuan Information’s written confirmation to terminate the agreement.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Baiguoyuan Information, Baiguoyuan Network and each of the shareholders of Baiguoyuan Network. Under the exclusive option agreement, each of the shareholders of Baiguoyuan Network irrevocably granted Baiguoyuan Information or its designated representative(s) an exclusive option to purchase, to the extent permitted under the PRC laws, all or part of his or its equity interests in Baiguoyuan Network. Baiguoyuan Information or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Baiguoyuan Information’s prior written consent, Baiguoyuan Network’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Baiguoyuan Network. The term of this agreement is ten years and may be extended at Baiguoyuan Information’s sole discretion.

•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Baiguoyuan Network, each such shareholder appointed Baiguoyuan Information as its attorney-in-fact to exercise such shareholders’ rights in Baiguoyuan Network, including, without limitation, the power to vote on its behalf on all matters of Baiguoyuan Network requiring shareholders’ approval under the PRC laws and regulations and the articles of association of Baiguoyuan Network. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Baiguoyuan Network.

•	Share Pledge Agreement

Pursuant to the share pledge agreement between Baiguoyuan Information and the shareholders of Baiguoyuan Network, the shareholders of Baiguoyuan Network have pledged all of their equity interests in Baiguoyuan Network to Baiguoyuan Information to guarantee the performance by Baiguoyuan Network and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and powers of attorney. If Baiguoyuan Network and/or its shareholders breach their contractual obligations under those agreements, Baiguoyuan Information, as pledgee, will be entitled to voting right and the right to sell the pledged equity interests.

10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable Interest Entities (continued)

VIE agreements amongst Baiguoyuan Information, Baiguoyuan Network and its nominee shareholders

(continued)

The Company does not have any equity interest in Baiguoyuan Network. However, as a result of the Contractual Arrangements, the Company has rights to variable returns from its involvement with Baiguoyuan Network and has the ability to affect those returns through its power over Baiguoyuan Network and is considered to control Baiguoyuan Network. Consequently, the financial results of the VIE was included in the Group's consolidated financial statements.

Risks in relation to the VIE structure

Upon completion of the Reorganization, the Group's live audio business, part of live video business and telecommunication business have been conducted through Baiguoyuan Network. Baiguoyuan Information has become the primary beneficiary of Baiguoyuan Network through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with the PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In January 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises ("FIE") Law, that appears to include VIE within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control". If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group's contractual arrangements with its VIE, and as a result, the Group's VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under the PRC law or individuals who are the PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are the PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group's ability to use the contractual arrangements with its VIE and the Group's ability to conduct business through the VIE could be severely limited. The Group's ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group's corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group's relevant PRC regulatory authorities could:

• revoke or refuse to grant or renew the Group's business and operating licenses;

• restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;

• impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

• require the Group to alter, discontinue or restrict its operations;

• restrict or prohibit the Group's ability to finance its operations, and;

• take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

The imposition of any of these restrictions or actions could result in an adverse effect on the Group's ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group's consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group's operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by the PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and its subsidiaries taken as a whole, which were included in the Group’s consolidated balance sheets and consolidated statements of comprehensive loss. Transactions between the VIE and its subsidiaries are eliminated in the financial information presented below:

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

As of December 31,
2018
US$
Assets
Current assets
Cash and cash equivalents	8,075
Restricted cash and cash equivalents	1,020
Accounts receivable, net	3,181
Prepayments and other current assets	6,678
Amounts due from related parties	576
Total current assets	19,530

Non-current assets
Property and equipment, net	9,975
Intangible assets, net	562
Deferred tax assets	1,439
Prepayments and other non-current assets	1,279
Total non-current assets	13,255

Total assets	32,785

Liabilities
Current liabilities
Accounts payable	1,869
Deferred revenue	3,154
Accrued liabilities and other current liabilities	42,552
Income tax payable	7,421
Amounts due to a related party	24,978
Total current liabilities	79,974

Non-current liabilities
Deferred revenue	238
Total non-current liabilities	238

Total liabilities	80,212

For the year ended December 31, 2018
US$

Net revenues	160,232
Net income	8,490

For the year ended December 31, 2018
US$

Net cash provided by operating activities	36,890
Net cash used in investing activities	(10,163)
Net cash provided by financing activities	24,282

13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Liquidity

As of December 31, 2018, the Group had shareholders' deficit of US$520,283 and net current liability of US$29,064. In addition, the net loss attributable to Bigo was US$152,867 for the year ended December 31, 2018.

The Group expect to require cash to fund its ongoing operational needs, particularly its bandwidth costs, salaries and benefits and potential acquisitions or strategic investments. The Group believes that its cash and the anticipated cash flow from operations will be sufficient to meet its anticipated cash needs for the next 12 months. However, the Group may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions the Group may decide to selectively pursue. If its existing cash resources are insufficient to meet its requirements, the Group may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

Based on the above considerations, the Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group has been prepared in accordance with the U.S. GAAP to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Baiguoyuan Information and ultimately the Company hold all the variable interests of the VIE and has been determined to be the primary beneficiary of the VIE.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, income taxes, determination of share-based compensation expenses, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(d)	Foreign currency translation

The Group uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company and the Company’s primary subsidiaries incorporated oversea is US$, while the Company’s primary subsidiaries and VIE incorporated in the PRC considered Renminbi (“RMB”) as their functional currency. In the consolidated financial statements, the financial information of its subsidiaries and VIE in the PRC, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the statement of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive income.

(e)	Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;

ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents.

In November 2016, the FASB issued new guidance related to the classification of restricted cash in the statement of cash flows. The new standard requires that a statement of cash flows explain any change during the year in total cash, cash equivalents, and restricted cash. The new standard is effective for fiscal years beginning after December 15, 2017, and should be applied retrospectively. The Company adopted the new standard during the beginning of 2018 and applied the standard retrospectively for all periods presented. Cash, cash equivalents and restricted cash presented on the consolidated statements of cash flows included cash and cash equivalents and restricted short-term deposits in the consolidated balance sheets. As of December 31, 2018, cash, cash equivalents and restricted cash presented in the consolidated statement of cash flows is 46,044, including cash and cash equivalents of US$44,840, restricted cash and cash equivalents of US$1,020 and restricted short-term deposits of US$184 in the consolidated balance sheet, respectively.

(f)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income during the periods presented.

(g)	Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(h)	Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(i)	Property and equipment

Servers, computers and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Salvage value rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Salvage value rate

Servers, computers and equipment	3-5 years	0%-5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of servers, computers and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss.

(j)	Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

(k)	Intangible assets

Intangible assets mainly consist of software, domain names and user bases. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives

Software	1-10 years
Domain names	10 years
User bases	5 years

16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(l)	Impairment of long-lived assets

The Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. For the year reported, the Group has only one reporting unit.

The impairment charges of intangible assets recorded in general and administrative expenses for the years ended December 31, 2018 were amounting to US$106.

(m)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

(n)	Annual test for impairment of Goodwill

Goodwill assessment for impairment is performed on at least an annual basis on October 1 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

(o)	Mezzanine equity

Mezzanine equity represents the Preferred Shares issued by the Company. The Preferred Shares (defined in Note 22) are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies the Preferred Shares as mezzanine equity (Note 22).

In accordance with ASC 480-10, the mezzanine equity was initially measured based on its fair value at date of issue. Since the Preferred Shares will be redeemable at the holder’s option after several years from issuance if the Preferred Shares are not converted, either voluntarily or automatically upon a Qualified IPO. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using an appropriate method, usually the interest method.

According to ASC-480-10-S99-2, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Each type of increase in carrying amount shall be recorded as charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital. As such, the accretion to the carrying amount of preferred share is recognized at minimum rate per annum of issuance price and plus the dividend declared.

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Mezzanine equity (continued)

Moreover, according to ASC 480-10-S99-3A, the amount presented in temporary equity should be no less than the initial amount reported in temporary equity for the instrument. That is, reductions in the carrying amount of a redeemable equity instrument are appropriate only to the extent that the registrant has previously recorded increases in the carrying amount of the redeemable equity instrument.

(p)	Revenue recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition.

In August 2015, the FASB issued ASU No.2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date.

In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard further requires new disclosures about contracts with customers, including the significant judgments the company has made when applying the guidance.

Company early adopted the new standard on January 1, 2017, using the modified retrospective method applied to those contracts with unrecognized revenue on the adoption date. Company finalized the ASC 606 assessment and the adoption of this guidance did not have any significant impact on the Group’s consolidated financial statements.

The Group enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

(i)	Live streaming

The Group is principally engaged in operating its own live streaming platforms all over the world, which enable broadcasters and viewers to interact with each other during live streaming. It generates revenue from sales of virtual items in the platforms. The Group has a recharge system for users to purchase the Group’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including Apple Pay, Google Pay, WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and without expiry. As the virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency, the Group considers it does not expect to be entitled to a breakage amount for the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Group, are not entitled to any revenue sharing fee.

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(p)	Revenue recognition(continued)

(i)	Live streaming (continued)

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to broadcasters and talent agencies are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items and the live streaming performance of the broadcasters before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items and its sole ability to monitor the content of the performance and the payment system of the broadcasters before virtual items and the entertainment services are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing.

The Group designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Revenue related to each of consumable items as a single performance obligation provided on a consumption basis, is recognized overtime, in a very short period of time as the special effects of the consumable virtual items are simply in a split second, since the criteria under ASC 606-10-25-27a is met. Upon the confirmation of the purchase, the consumable virtual item is transferred directly to the users for immediate consumption after the purchase. It is the timing when the Group satisfies its performance obligation since the users simultaneously receives and consumes the benefits from using the consumable items to show support and draw broadcasters’ attention, which means the users obtain the control of the virtual items as BIGO performs. And revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period. The Group does not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual items, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis, and it is used for one month but the users can simultaneously purchase multiple months of the package at any point in time. Judgment is required to determine standalone selling price for each distinct performance obligation and the Group then allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, such as the noble member status and the virtual items, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users' spending pattern and average times of renewal. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it is generally recognized ratably over the contract period as users simultaneously consume and receive benefits. For revenue related to virtual items provided on a consumption basis, virtual items used to consume are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and the virtual items based on their relative standalone selling prices and revenue is then recognized following the revenue method of noble member status and virtual items as described above.

As the Group’s live streaming virtual items are generally sold without right of return and the Group does not provide any other credit and incentive to its users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to the Group’s live streaming business.

19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(p)	Revenue recognition (continued)

(ii) Others

Other revenues mainly include mini karaoke booth service, telecommunication and technical service revenue. Revenue is agreed at contractual price and recognized over the period upon the service is delivered.

(iii) Disaggregation of Revenues

The following table disaggregates the Group’s revenue for the years ended December 31, 2018 by nature and by geographic location:

For the year ended December 31, 2018
US$

Revenues attributed to the nature
Video live streaming	297,256
Audio live streaming	159,394
Others	1,484
Total	458,134

For the year ended December 31, 2018
US$

Revenues attributed to the geographic location
Asia - PRC	165,469
Asia - Others	232,430
Others	60,235
Total	458,134

(q)	Performance Obligations

Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

The deferred revenue for the performance obligations amounted to US$8,726 as of December 31, 2018, out of which US$8,477 was expected to be recognized as revenue within one year and US$ 249 was expected to be recognized as revenue between one to two years (Note 17). And during the years ended December 31, 2018, the Group recognized revenue amounted to US$3,849 that was included in the corresponding deferred revenue balance at the beginning of the year.

20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(r)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters, and content providers, (ii) payment handling cost, (iii) salaries and welfare, (iv) bandwidth costs, (v) depreciation and amortization expense, and (vi) other costs.

Incremental payment handling costs incurred to obtain the contracts are capitalized and amortized to cost of revenue over the life of the contract. Since Virtual currency is non-refundable and often consumed soon after it is purchased. Unconsumed virtual currency is recognized as deferred revenue and is generally expected to be consumed within one year. The Group apply the practical expedient to expense the payment handling costs to obtain the contracts as incurred since the expected amortization period is less than one year or less.

(s)	Research and development expenses

Research and development expenses consist primarily of (i) salaries and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, and (iii) depreciation and amortization expenses. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2018.

(t)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses and (ii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to US$136,339 for the years ended December 31, 2018.

(u)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

(v)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive loss amounted to US$9,987 for the years ended December 31, 2018.

21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(w)	Share-based compensation

Share-based compensation expense arises from share-based awards, mainly including restricted share units and restricted shares granted by Bigo with its own underlying shares to certain management and other key employees who to some extent provide services to the Group ("Bigo’s Share-based Awards”).

Share-based compensation expense for restricted share units and restricted shares granted to employees of the Group is measured based on their grant-date fair values and recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

Awards granted to non-employees are initially measured at fair value on the grant date and periodically remeasured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

ASU 2017-09, Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting, provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718.

An entity should account for the effects of a modification unless all the following are met:

-    The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification.

-   The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.

-   The classification of the modified award as an equity instrument or a liability instrument is the same as the classification immediately before the original award is modified.

The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments in this ASU 2017-09.

The Company adopted this amendments to Subtopic 718-10 and there was no impact on the consolidated financial statements for the year ended December 31, 2018 as the Company did not change the terms and conditions of a share-based payment award during the years presented.

22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(x)	Other income

Other income primarily consists of government grants which represent cash subsidies received from the PRC government by the Group entities. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as operating income.

(y)	Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership of the leased property is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the leased property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statement of comprehensive loss on a straight-line basis over the term of underlying lease. The Group has no capital lease for any of the periods presented.

(z)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2018. As of December 31, 2018, the Group did not have any significant unrecognized uncertain tax positions.

Adoption of ASU 2016-16

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. The Company adopted ASU 2016-16 as of January 1, 2018 using a modified retrospective transition method, no reclassification of prepaid income taxes related to asset transfers that occurred prior to adoption from other current and non-current assets to opening retained earnings.

23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(aa)	Statutory reserves

The Group’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the Group’s entities registered as the PRC domestic companies must make appropriations from its after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

During the year ended December 31, 2018, appropriations to general reserve fund and statutory surplus fund amounted to US$845.

(bb) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(cc) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(dd) Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from live streaming and others. The Group does not have discrete financial information of costs and expenses between various revenue streams in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, the Group has one operating segment.

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ee) Recently issued accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. The Company will adopt the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) for fiscal years and interim periods within 2019. As permitted under the transition guidance, the Company will carry forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. Based on the portfolio of leases as of December 31, 2018, approximately US$16,538 of lease assets and US$16,528 of liabilities will be recognized on the Company’s balance sheet upon adoption, primarily relating to real estate.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The management is currently evaluating the effect that the updated standard will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04: Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The management is currently evaluating the effect that the updated standard will have on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting: The amendments in this Update expand the scope of Topic 718 to include share based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (i) financing to the issuer or (ii) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect ASU 2018-07 to have a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect ASU 2018-13 to have a material impact to the Company’s consolidated financial statements.

25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks

(a)	Foreign exchange risk

The Group’s PRC subsidiaries are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US$. All of the transactions of the Company and its overseas subsidiaries are denominated and settled in their own functional currency, US$. Therefore, foreign exchange risk primarily arose from recognized assets and liabilities in the Group’s PRC subsidiaries when receiving or to receive foreign currencies from oversea cooperated counterparties. The Group does not hedge against any fluctuation in foreign currency.

(b)	Concentration risk

(i)	Concentration of revenue

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2018.

(ii)	Concentration of accounts receivable

The Group collects accounts receivable from payment platforms. There were 3 payment platforms which had receivable balance exceeding 10% of the total accounts receivable balance of the Group as of December 31, 2018. Details are as follows:

December 31,
2018

Payment platforms
B1	18%
B2	16%
B3	12%

(c)	Credit risk

The Group is exposed to credit risk in relation to its cash and cash equivalents and short-term deposits with banks and financial institution, and trade receivables.

To manage the credit risk, bank deposits are mainly placed with state-owned or reputable listed financial institutions in the PRC and reputable international financial institutions outside the PRC. There has been no recent history of default in relation to these financial institutions.

For trade receivables, management make periodic credit assessments as well as individual assessment on the recoverability of trade receivables.

(d)	Liquidity risk

The Group aims to finance its operations with its own capital. It had borrowings and interest payable due to YY amounting to US$24,632 as of December 31, 2018 and it will be repaid within one year from the financial statement date. Since YY became the sole shareholder of BIGO on March 4, 2019 (Note 27 (c)), Management considers that the Group does not have significant liquidity risk.

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination

Acquisition of Beijing Jinhuan Technology Co., Ltd. (“Beijing Jinhuan”)

On January 10, 2018, the Group acquired 100% of the equity interests of Beijing Jinhuan at a fixed cash consideration of US$2,643. The principal business of Beijing Jinhuan is the operation of video live streaming platform. The purpose of the acquisition was to expand the Group's own user bases through different types of video live streaming platforms. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

US$
Net liabilities assumed	(100)
Identifiable intangible assets acquired
- User bases	133
Goodwill	2,567
Foreign currency translation adjustment	43

Total	2,643

The business combination was completed on January 10, 2018. The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2018.

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive income.

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included user bases which have an estimated useful life of five years. Total goodwill of US$2,567 primarily represents the expected synergies from combining operations of Beijing Jinhuan with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks. Cash and cash equivalents balance as of December 31, 2018 primarily consist of the following currencies:

	December 31, 2018
	Amount	US$ equivalent

US$	23,193	23,193
Indian Rupee	756,214	10,852
RMB	56,882	8,270
Singapore dollar	3,202	2,350
Vietnamese dong	3,789,514	164
Malaysian ringgit	45	11

Total		44,840

As of December 31, 2018, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Singapore and India.

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

6.	Restricted cash and cash equivalents

As of December 31, 2018, the Company had restricted bank account balance of RMB7,018 of approximately US$1,020 for share purchase payment.

7.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. As of December 31, 2018, there was no short-term deposit.

8.	Restricted short-term deposits

As of December 31, 2018, the Company had offshore restricted short-term deposits balance of Singapore dollar 250 set aside for a period of 12 months or less of approximately US$184 for corporate credit card authorized by bank.

9.	Short-term investments

As of December 31, 2018, the Group’s short-term investments in financial instruments were US$20,045. Since these investment’s maturities are less than one year, they are classified as short-term investment. All of short-term investments as of December 31, 2018 are denominated in US$.

10.	Accounts receivable, net

December 31,
2018
US$

Accounts receivable, gross	40,417
Less: allowance for doubtful receivables	-

Accounts receivable, net	40,417

11.	Prepayments and other current assets

December 31,
2018
US$

Interests receivable	8,738
Prepayments to vendors and content providers	8,082
Advances to employee	796
Others	956

Total	18,572

28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

12.	Property and equipment, net

Property and equipment consists of the following:

December 31,
2018
US$

Gross carrying amount
Servers, computers and equipment	43,317
Construction in progress	2,025

Total	45,342

Less: accumulated depreciation	(12,384)

Property and equipment, net	32,958

Depreciation expense for the years ended December 31, 2018 were US$7,161.

13.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

December 31,
2018
US$

Gross carrying amount
Software	2,405
Domain names	73
User bases	133

Total of gross carrying amount	2,611

Less: accumulated amortization
Software	(1,365)
Domain names	(4)
User bases	(27)

Total accumulated amortization	(1,396)

Less: accumulated impairment	(106)

Intangible assets, net	1,109

Amortization expense for the years ended December 31, 2018 were US$949.

29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Year ended December 31,	Amortization expense of intangible assets
US$

2019	570
2020	72
2021	72
2022	72
2023	72
Thereafter	251

Total	1,109

The weighted average amortization periods of intangible assets as of December 31, 2018 are as below:

December 31,
2018

Software	3 years
Domain names	10 years
User bases	5 years

14.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2018 are as follows:

Total
US$
Balance as of December 31, 2017	-
Increase in goodwill related to acquisition (i)	2,567
Impairment charges (ii)	(2,420)
Foreign currency translation adjustment	(147)

Balance as of December 31, 2018	-

(i) In January 2018, the Company purchased 100% equity interest of Beijing Jinhuan. Goodwill of US$2,567 was recognized from this business acquisition.

Goodwill represents the synergy effects of the business combination.

(ii) The Group performs its annual goodwill impairment test as of October 1, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the company-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results.

In October 2018, it was noted that Beijing Jinhuan’s financial and operational performance in the year of 2018 was behind the original budget resulting from unexpected fierce market competition. Accordingly, the Group performed an annual assessment on the goodwill impairment related to Beijing Jinhuan and recognized an estimated goodwill impairment charge of US$2,420.

30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Prepayments and other non-current assets

December 31,
2018
US$

Loan to a third party (i)	418,500
Prepayment related to purchase of fixed assets	2,732
Prepayment related to purchase of license	727
Others	840

Total	422,799

(i) Singularity IM, Inc. (“Singularity”), a Delaware corporation, borrowed US$ 500 on April 20, 2018, US$ 415,000 on June 4, 2018, US$ 3,000 on June 13, 2018 respectively, from the Company at an interest rate per annum equal to 3.6%, all with the maturity dates ten years after the borrowing dates. On March 1, 2019, the Group entered into a cancellation of indebtedness agreement with Singularity to waive the aforementioned loans plus all accrued and unpaid interest and treated such cancellation of indebtedness as a capital contribution from the Group to Singularity (Note 27).

16.	Accounts Payable

December 31,
2018
US$

Payable related to purchase of fixed assets	8,486
Others	424

Total	8,910

17.	Deferred revenue

December 31,
2018
US$

Deferred revenue, current:
Live streaming	8,477
Total current deferred revenue	8,477

Deferred revenue, non-current:
Live streaming	72
Others	177
Total non-current deferred revenue	249

31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Accrued liabilities and other current liabilities

December 31,
2018
US$

Marketing and promotion expenses	39,267
Revenue sharing fees	27,262
Salaries and welfare	18,538
Business and other taxes payable	10,441
Penalty	5,767
Bandwidth costs	5,002
Others	4,032

Total	110,309

19.	Cost of revenues

For the year ended December 31, 2018
US$

Revenue sharing fees and content costs	155,758
Payment handling costs	65,800
Salaries and welfare	18,947
Bandwidth costs	16,682
Depreciation and amortization	6,462
Technical service fee	6,162
Share-based compensation	977
Others	12,539

Total	283,327

20.	Taxation

(a)	Goods and services tax/ value-added tax and related surcharges

The Group is subject to goods and services tax (“GST”)/ value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in Singapore and the PRC.

(i) Singapore

Net revenues are presented after netting off the GST. The primary applicable rate of GST is 7% for the years ended December 31, 2018.

(ii) PRC

Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2018. The surcharges are calculated based on 12% of VAT paid.

(b)	Income taxes

(i) Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Taxation (continued)

(b)	Income taxes (continued)

(ii) Singapore

The income tax provision of the Group in respect of its international operations was calculated at the tax rate of 17% on the assessable profits for the year ended December 31, 2018, based on the existing legislation, interpretations and practices in respect thereof.

According to the Development and Expansion Incentive (the “Incentive”) pursuant to the provisions of Part IIIB of the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, corporations engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of not less than 5% for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable).

The Group’s Singapore entities provided for income tax are as follows:

•	Bigo Singapore applied for the Incentive and received approval in October 2018. Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022, and will need to re-apply for the Incentive qualification renewal in 2023.

•	Other Singapore entities were subject to 17% income tax for the period reported.

(iii) Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(iv) PRC

The Company’s subsidiaries and VIE in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Taxation (continued)

(b)	Income taxes (continued)

(iv) PRC (continued)

The Group’s PRC entities provided for enterprise income tax are as follows:

•	Baiguoyuan Network and Baiguoyuan Information applied for the HNTE and received approval in December 2016 and November 2018, respectively. Baiguoyuan Network and Baiguoyuan Information are entitled to enjoy the beneficial tax rate of 15% as HNTEs for the years 2016 through 2018 and for the years 2018 through 2020, and will need to re-apply for HNTE qualification renewal in 2019 and in 2021, respectively.

•	Other PRC subsidiaries were subject to 25% EIT for the period reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Taxation (continued)

(b)	Income taxes (continued)

Composition of income tax expenses

Loss before income taxes consists of:

For the year ended December 31, 2018
US$

Income before tax from PRC entities	33,142
Loss before tax from Non - PRC entities	(175,790)
Loss before income taxes	(142,648)

The current and deferred portions of income tax expenses included in the consolidated statement of comprehensive loss are as follows:

For the year ended December 31, 2018
US$

Current income tax expenses	10,316
Deferred income tax benefit	(97)
Income tax expenses for the year	10,219

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

For the year ended December 31, 2018
US$

Tax calculated at applicable tax rates of the Group entities	(6,870)
Effect of preferential tax rate	5,786
Effect of change in tax rate (i)	6,342
Permanent differences	3,392
Effect of Super Deduction available to the Group	(6,288)
Change in valuation allowance	4,575
Permanent establishment taxes	851
Effect of withholding taxes	2,431
Income tax expenses	10,219

(i) For the year ended 2018, Bigo Singapore and Baiguoyuan Inforamtion started to be entitled to enjoy beneficial tax rates of 5% for the years 2018 through 2022 and 15% for the years 2018 through 2020, respectively. Bigo Singapore and Baiguoyuan Inforamtion’s tax rates dropped from 17% to 5% and from 25% to 15%, respectively. Consequently, the valuation allowance of the Group would reduce US$6,342.

35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Taxation (continued)

(b)	Income taxes (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balance as of December 31, 2018 are as follows:

December 31,
2018
US$

Deferred tax assets
Tax loss carried forward	13,907
Allowance for accrued expense and others not currently deductible for tax purposes	2,992
Others	741
Valuation allowance (i)	(15,204)

Amounts offset by deferred tax liabilities	(700)

Total deferred tax assets, net	1,736

Deferred tax liabilities
Related to acquired property and equipment	700

Amounts offset by deferred tax assets	(700)

Total deferred tax liabilities, net	-

(i) Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance

For the year ended December 31, 2018
US$

Balance at beginning of the year	10,629
Additions	11,236
Loss utilized (i)	(23)
Effect of change in tax rate	(6,342)
Reversal (i)	(296)
Balance at end of the year	15,204

(i) For the year ended December 31, 2018, with the growth of its business performance, Baiguoyuan Network and Bigo Entertainment Pte. Ltd. (“Bigo Entertainment”) making profit and utilized the tax loss brought forward from prior years. And management believes that it is more likely than not that the deferred tax assets of Baiguoyuan Network and Bigo Entertainment will be realized in the future, and thus reversed the valuation allowance amounting to US$296 as of December 31, 2018.

36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Taxation (continued)

(b)	Income taxes (continued)

Tax loss carry forwards

As of December 31, 2018, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to US$46,216, which were mainly generated by non-HNTEs and will then expire if not used between 2019 and 2023. The accumulated tax losses of subsidiaries incorporated in Singapore, subject to the agreement of the relevant tax authorities of US$97,857, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Singapore have no time limit.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2018.

Amount
US$

2019	-
2020	-
2021	6,107
2022	14,060
2023	26,049
Total	46,216

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018, the Group did not have any significant unrecognized uncertain tax positions.

21.	Common shares

The Company’s Memorandum and Articles of Association authorized the Company to issue 4,000,000,000 common shares at US$0.00001 par value as of December 31, 2018. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

During the year ended December 31, 2018, 10,125,000 common shares were released from restricted shares upon vesting.

During the year ended December 31, 2018, the CEO of the Company executed a restricted share units instrument where 14,089,600 common shares of the Company are distributed to the CTO, and all such shares be issued as fully paid by past services rendered by the CTO and non-assessable.

As of December 31, 2018, 628,292,725 common shares were issued and outstanding.

37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares

On December 19, 2014, Bigo Singapore issued 60,000,000 Series A Preferred Shares in exchange for Weihui priced at a consideration of US$6,000, or US$0.10 per share. As a result of the reorganization (Note 1), the Series A Preferred Shares changed to 250,000,000 shares of the Company.

On May 19, 2015, the Company issued 400,000,000 Series B Preferred Shares in exchange for an aggregate cash consideration of US$80,000, or US$0.20 per share.

On January 25, 2017, the Company issued 350,000,000 Series C Preferred Shares in exchange for an aggregate cash consideration of US$80,000, or US$0.23 per share.

On June 5, 2018, the Company issued 532,291,667 Series D Preferred Shares in exchange for an aggregate cash consideration of US$365,000, or US$0.686 per share.

The key terms of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares (collectively referred as the “Preferred Shares”) are summarized as follows:

Dividends rights

Each holder of the Series D Preferred Shares shall be entitled to receive dividends, payable out of funds or assets when funds or assets become legally available therefor on parity with each other, when, as, and if declared by the Board of Directors, prior and in preference to the holders of Series C Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, additionally, the holders of Series D Preferred Shares shall be entitled to receive dividends at the rate no less than the rate for the holders of any other class or series of Shares.

Each holder of the Series C Preferred Shares shall be entitled to receive dividends, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, when, as, and if declared by the Board of Directors, prior and in preference to the holders of Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, additionally, the holders of Series C Preferred Shares shall be entitled to receive dividends at the rate no less than the rate for the holders of any other class or series of Shares.

Each holder of the Series A Preferred Shares and the Series B Preferred Shares shall be entitled to receive dividends together with the holders of Ordinary Shares on a pari passu and as-converted basis, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, when, as, and if declared by the Board of Directors, provided that the holders of the Series B Preferred Shares shall be entitled to receive dividends at the rate for the holders of any other class or series of Shares.

Conversion feature

Each series of Preferred Shares shall be convertible at the option of the holder thereof, at any time after its issue date into such number of fully paid and non-assessable ordinary share as determined by dividing the issue price of such series of Preferred Shares, as the case may be, by the then-effective applicable conversion price of each series of Preferred Shares, respectively. Upon the closing of a qualified IPO, each series of Preferred Share shall automatically be converted into fully-paid ordinary shares based on the then-effective conversion price of each series of Preferred Shares, respectively. The conversion price for each series of Preferred Shares as of the date of the issuance of each series of Preferred Shares shall initially be the issue price of such series of Preferred Shares, resulting in an initial conversion ratio for each series of Preferred Shares of 1:1. Each series of Preferred Shares, thereafter, shall be subject to adjustment and readjustment from time to time as hereinafter provided, being no less than the par value. Adjustments of conversion ratios include the following: adjustment for share splits and combinations, adjustment for ordinary share dividends and distributions, adjustments for other dividends, adjustments for reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions and adjustments to conversion price for dilutive issuance (dilutive issuance means the event of an issuance of new securities, at any time after the issuance date of the Preferred Shares, for a consideration per ordinary share received by the Company (net of any selling concessions, discounts or commissions) less than conversion price of the Preferred Shares in effect immediately prior to such issue).

38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Redemption feature

Redemption of Series D Preferred Shares

At any time and from time to time after the fifth (5th) anniversary of the Closing of Series D issuance (the “Redemption Date”) or when any other holder of Preferred Shares of the Company requests a redemption by delivery of a Redemption Notice, upon written notice of any holder of Series D Preferred Shares, the Company shall redeem all or a portion of the Series D Preferred Shares held by such holder at the Series D Redemption Price, provided that (a) a Qualified IPO, (b) the liquidation, dissolution or winding up of the Company and (c) a Deemed Liquidation Event has not been consummated by the Company by the Redemption Date.

The “Series D Redemption Price” for each Series D Preferred Share redeemed shall be 100% of the Series D Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum and any declared but unpaid dividends on such Series D Preferred Share.

Redemption of Series C Preferred Shares

At any time and from time to time after the fifth (5th) anniversary of the Series C Closing (the “Series C Redemption Date”) or when any other holder of Series B Preferred Shares or Series A Preferred Shares of the Company requests a redemption by delivery of a Redemption Notice, upon written notice of any holder of Series C Preferred Shares, the Company shall redeem all or a portion of the Series C Preferred Shares held by such holder at the Series C Redemption Price, provided that (a) a Qualified IPO, (b) the liquidation, dissolution or winding up of the Company and (c) a Deemed Liquidation Event has not been consummated by the Company by the Series C Redemption Date.

The “Series C Redemption Price” for each Series C Preferred Share redeemed shall be 100% of the Series C Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum and any declared but unpaid dividends on such Series C Preferred Share.

The issuance of Series D concurrently amended terms of Series C. Key changes include (i) removal of the entitlement to receive the fair value of respective preferred shares (if higher) as the redemption price if the holder decides to exercise the time-based optional redemption option after the 5th anniversary of the Closing of Series C issuance and (ii) removal of the right to request for a Convertible Note in the event the Company does not have sufficient fund to redeem the respective preferred shares upon request from the holder.

39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Redemption of Series B Preferred Shares

At any time and from time to time after the Series C Redemption Date or when any other holder of Series A Preferred Shares of the Company requests a redemption by delivery of a Redemption Notice, upon written notice of any holder of Series B Preferred Shares, the Company shall redeem all or a portion of the Series B Preferred Shares held by such holder at the Series B Redemption Price, provided that (a) a Qualified IPO, (b) the liquidation, dissolution or winding up of the Company and (c) a Deemed Liquidation Event has not been consummated by the Company by the Redemption Date.

The “Series B Redemption Price” for each Series B Preferred Share redeemed shall be 100% of the Series B Issue Price, in respect of each of the Series B Preferred Shares held by such holder and requested to be redeemed, and any declared but unpaid dividends on such Series B Preferred Share; provided that, the Series B Redemption Price shall be proportionally adjusted for share splits, share dividends, recapitalization and the like. Notwithstanding anything to the contrary contained herein, no Series A Preferred Shares of the Company shall be redeemed unless and until the Company shall have redeemed all of the issued and outstanding Series B Preferred Shares or as contemplated otherwise in the Purchase Agreement.

The issuance of Series D concurrently amended terms of Series B. Key changes include (i) removal of the entitlement to receive the fair value of respective preferred shares (if higher) as the redemption price if the holder decides to exercise the time-based optional redemption option after the 5th anniversary of the Closing of Series C issuance and (ii) removal of the right to request for a Convertible Note in the event the Company does not have sufficient fund to redeem the respective preferred shares upon request from the holder.

Redemption of Series A Preferred Shares

At any time and from time to time after the Series C Redemption Date, upon written notice of any holder of Series A Preferred Shares, the Company shall redeem all or a portion of the Series A Preferred Shares held by such holder at the Series A Redemption Price, provided that (a) a Qualified IPO, (b) the liquidation, dissolution or winding up of the Company, and (c) a Deemed Liquidation Event has not been consummated by the Company by the Redemption Date.

The “Series A Redemption Price” for each Series A Preferred Share redeemed shall be 100% of the Series A Issue Price, in respect of each of the Series A Preferred Shares held by such holder and requested to be redeemed, and any declared but unpaid dividends on such Series A Preferred Share; provided that, the Series A Redemption Price shall be proportionally adjusted for share splits, share dividends, recapitalization and the like.

If the Company’s assets or funds legally available for any redemption of Preferred Shares pursuant hereto shall be insufficient to permit the payment of the applicable Redemption Price in full in respect of each redeeming Preferred Shares, those assets or funds, including out of the share premium account and capital, subject to the Statute, which are legally available shall be, to the extent permitted by applicable law, (i) first utilized to redeem Series D Preferred Shares requested and entitled to be redeemed, (ii) second utilized to redeem Series C Preferred Shares requested and entitled to be redeemed, (iii) third utilized to redeem any Series B Preferred Shares requested and entitled to be redeemed and (iv) fourth utilized to redeem Series A Preferred Shares requested and entitled to be redeemed. With respect to any remaining Preferred Shares to be redeemed, each of the redeeming holders of the Preferred Shares may choose, at its sole discretion, request the Company to (and the Company upon such request shall) carry forward and redeem the remaining Preferred Shares to be redeemed as soon as the Company has legally available funds to do so.

The issuance of Series D concurrently amended terms of Series A. Key change is removal of the right to request for a Convertible Note in the event the Company does not have sufficient fund to redeem the respective preferred shares upon request from the holder.

40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Duowan’s Right to Purchase Additional Shares

After the first anniversary of the Closing Date of Series D issuance, Duowan shall at its sole discretion have an exclusive right but no obligation to purchase (“Series D Warrant”) i) such number of newly issued Equity Securities directly from the Company and/or from holders of Ordinary Shares or Preferred Shares, so that the total equity interests and voting power held by Duowan in the Company shall exceed 50.1% on an as-converted and fully-diluted basis, or ii) certain number of newly issued Equity Securities directly from the Company and/or certain number of Equity Securities from holders of Ordinary Shares or Preferred Shares, immediately upon completion of which Duowan’s total equity interests in the Company shall be at least 33.3% but not exceed 50.1% on an as-converted and fully-diluted basis. In the event that Duowan exercises such purchase right pursuant to item (ii) above, each of the Investors agree that the Company shall adopt a dual class ordinary share structure immediately prior to the completion of such purchase such that a) the Ordinary Shares will consist of Class A ordinary shares and Class B ordinary shares, with holders of Class A ordinary shares being entitled to one vote per share in respect of matters requiring the votes of shareholders while holders of Class B ordinary shares being entitled to ten votes per shares, and b) Duowan shall hold Class B ordinary shares and all other shareholders shall hold Class A ordinary shares, as a result of which Duowan’s total voting power in the Company shall exceed 50.1% on an as-converted and fully diluted basis. The purchase price per Share equals to a) the average of closing trading prices in the last 20 trading days prior to the Company’s receipt of Duowan’s written notice to exercise such purchase right, if the Company is then a public company; or b) a fair market value as determined by an independent appraiser as mutually agreed to by the Company and the majority of the Board, if the Company has not then completed a Qualified IPO at the time of Duowan’s exercise of such purchase right or a Qualified Financing which occurs within 6 months prior to Duowan’s exercise of such purchase right. If and when Duowan exercise its purchase right following the Purchase Right Commencement Date, Duowan shall have the priority to purchase from holders of Ordinary Shares and/or Preferred Shares. If Duowan fails to purchase all such required number of Equity Securities from holders of Ordinary Shares and/or Preferred Shares to obtain 50.1% voting power of the Company, the Company shall issue new Equity Securities to Duowan and/or its Affiliates at the applicable Fair Market Price, so that the total voting power held by Duowan and/or its Affiliates in the Company will exceed 50.1%, on an as-converted and fully diluted basis.

Voting rights

The holder of a Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Preferred Shares are convertible immediately. Each of the Investors agrees and undertakes to take all necessary actions, including by means of voting at each meeting of shareholders of the Company or in lieu of any such meeting giving its written consent with respect to, as the case may be, all of its voting securities of the Company as may be necessary, to support and adopt the dual class ordinary share structure as described in Duowan’s Right to Purchase Additional Shares.

Liquidation preferences

Deemed Liquidation Event is (1) any consolidation, amalgamation, scheme of arrangement or merger of any Group Company with or into any other Person or other reorganization in which the Members or shareholders of such Group Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of such Group Company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions in which in excess of fifty percent (50%) of such Group Company’s voting power is transferred; (2) a sale, transfer, lease or other disposition of all or substantially all of the assets (either in terms of quantities or value) of any Group Company (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of such Group Company); or (3) the exclusive licensing of all or substantially all of any Group Company’s Intellectual Property to a third party.

In the event of any liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by Law) shall be distributed to the members of the Company as follows:

41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Liquidation preferences (continued)

(1) First, the holders of the Series D Preferred Shares shall be entitled to receive for each Series D Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the Series D Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series D Preferred Shares (collectively, the “Series D Preference Amount”). If the assets and funds thus distributed among the holders of the Series D Preferred Shares shall be insufficient to permit the payment to such holders of the full Series D Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series D Preferred Shares in proportion to the aggregate Series D Preference Amount each such holder is otherwise entitled to receive pursuant to this subparagraph (1).

(2) Second, after payment of the Series D Preference Amount in full pursuant to subparagraph (1) above, the holders of the Series C Preferred Shares shall be entitled to receive for each Series C Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the Series C Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series C Preferred Shares (collectively, the “Series C Preference Amount”). If the assets and funds remaining after the distribution of the Series D Preference Amount thus distributed among the holders of the Series C Preferred Shares shall be insufficient to permit the payment to such holders of the full Series C Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series C Preferred Shares in proportion to the aggregate Series C Preference Amount each such holder is otherwise entitled to receive pursuant to this subparagraph (2).

(3) Third, after payment of the Series D Preference Amount and the Series C Preference Amount in full pursuant to subparagraphs (1) and (2) above, the holders of the Series B Preferred Shares shall be entitled to receive for each Series B Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the Series B Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series B Preferred Shares (collectively, the “Series B Preference Amount”). If the assets and funds remaining after the distribution of the Series D Preference Amount and Series C Preference Amount thus distributed among the holders of the Series B Preferred Shares shall be insufficient to permit the payment to such holders of the full Series B Preference Amount, then the entire amount of such remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Shares in proportion to the aggregate Series B Preference Amount each such holder is otherwise entitled to receive pursuant to this subparagraph (3).

(4) Fourth, after payment of the Series D Preference Amount, Series C Preference Amount and the Series B Preference Amount in full pursuant to subparagraphs (1), (2) and (3) above, the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the Series A Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares (collectively, the “Series A Preference Amount”). If the assets and funds remaining after the distribution of the Series D Preference Amount, Series C Preference Amount and the Series B Preference Amount thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire amount of such remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this subparagraph (4).

(5) If there are any assets or funds remaining after the aggregate Series D Preference Amount, Series C Preference Amount, Series B Preference Amount and Series A Preference Amount has been distributed or paid in full to the applicable Preferred Shareholders pursuant to subparagraphs (1), (2), (3) and (4) above, the remaining assets and funds of the Company available for distribution to the Members shall be distributed ratably among all Members according to the relative number of Ordinary Shares held by such Member (treating for this subparagraph (5) all Preferred Shares as if they had been converted to Ordinary Shares immediately prior to such liquidation, dissolution or winding up of the Company).

42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Accounting for Series D Preferred Shares

The Company classified the Series D Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Based on the amended terms of the Preferred Shares post-Series D issuance, Management noted that the right to request for a Convertible Note in the event the Company does not have sufficient fund to redeem the respective preferred shares upon request from the holder which was the primary feature resulting in the debt host determination prior to the issuance of Series D has been removed. Accordingly, Management believes that Series D Preferred Shares should be considered an equity host.

The management determines that the Series D Warrant to be accounted for as a freestanding financial instrument considering that the Series D Warrant is deemed legally detachable and separately exercisable from the preferred shares. Further, the holder of the Preferred Shares shall have the right to decide in its sole discretion whether to sell to Duowan. Accordingly, the number of share to be issued by the Company in order for Duowan to achieve 50.1% of voting right can vary based on different factors. As a result, the “fixed-for-fixed” criteria is not met and the Series D Warrant is not considered indexed to the company’s own stock. The Company has considered that the fair value of the investor option liability is minimal upon the closing of the Transaction and as of the issuance date of the financial statements. Therefore, no balance of the warrant was recognized as of the financial statement issuance date and no gain (loss) arising from the change in fair value of the warrant was recognized in the Group’s consolidated statements of comprehensive (loss) gain.

Accounting for Modification of Series A, B and C Preferred Shares

The issuance of Series D concurrently amended terms of Series A, B and C. Key changes include (i) removal of the entitlement to receive the fair value of respective preferred shares (if higher) as the redemption price if the holder decides to exercise the time-based optional redemption option after the 5th anniversary of the Closing of Series C issuance and (ii) removal of the right to request for a Convertible Note in the event the Company does not have sufficient fund to redeem the respective preferred shares upon request from the holder.

Prior to the amendment, there was net settlement mechanism of the conversion option of Series A, B and C and therefore the respective conversion option met the definition of a derivative and was bifurcated and accounted separately for financial reporting purposes. After the issuance of Series D Preferred Shares, the host assessment of the amended Preferred Shares changed from debt host to equity host due to the removal of the right to request for a Convertible Note in the event the Company does not have sufficient fund to redeem the respective preferred shares upon request from the holder. The amendment to redemption price of Series A, B and C no longer provide a net settlement mechanism to the conversion option embedded for shares which are held by non-Financial Investors. Consistent with the analysis earlier, the conversion option of the amended Series A, B and C as equity host contracts are no longer required to be bifurcated and accounted separately from the host contract post amendment. Accordingly, the Company concluded that the amendment to Series A, B and C should be accounted for as an extinguishment given the significant changes to the conversion option.

Prior to the issuance of Series D, Series A, B and C were each accounted for in two components: (1) conversion option at fair value and (2) mezzanine equity of the Preferred Shares. Upon an extinguishment of preferred shares, the amended preferred shares are recognized at their respective fair value. The difference between the fair value of the amended Preferred Shares and the original carrying values at the time of extinguishment should be recognized as a deemed dividend or contribution depending on which value is higher. The conversion option is no longer recognized at fair value at each subsequent reporting period with changes in fair value recognized in earnings.

43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Fair values of derivative liabilities

For the years ended December 31, 2018, changes in the fair values of these conversion features which required to be bifurcated and accounted for as derivative liabilities are as follows:

	Conversion feature embedded in Series A Preferred Shares	Conversion feature embedded in Series B Preferred Shares	Conversion feature embedded in Series C Preferred Shares	Total
	US$	US$	US$	US$

Balance as of December 31, 2017	110,707	149,336	112,219	372,262
Fair value loss on derivative liabilities prior to the extinguishment	31,477	38,403	24,931	94,811
Derecognition of derivative liabilities upon the completion of the issuance of Series D Preferred Shares (i)	(142,184)	(187,739)	(137,150)	(467,073)
Balance as of December 31, 2018	-	-	-	-

(i)	Prior to the extinguishment of the Series A, B and C Preferred Shares as of June 5, 2018, the mezzanine equity and the derivative liabilities balance recognized for Series A, B and C as of June 5, 2018 in aggregate were US$ 129,925 and US$ 467,073 respectively. The difference between the fair value of the amended Series A, B and C Preferred Shares and the original carrying values of Series A, B and C Preferred Shares amounting to US$28,871 was recognized as deemed contribution in equity as of June 5, 2018.

44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Accretion of Preferred shares to redemption value

The Company’s redeemable convertible preferred shares activities for the years ended December 31, 2018 are summarized below:

Series A Preferred Shares

Prior to the extinguishment	Number of shares	Amount
		US$

Mezzanine equity balance as of December 31, 2017	250,000,000	3,926
Accretion to Series A Preferred Shares redemption value prior to the extinguishment	-	177
Mezzanine equity balance as of June 4, 2018	250,000,000	4,103

Prior to the extinguishment of the Series A Preferred Shares as of June 5, 2018, the mezzanine equity and the derivative liabilities balance recognized for Series A as of June 5, 2018 were US$4,103 and US$142,184. Upon the extinguishment of the Series A Preferred Shares as of June 5, 2018, the amended Series A preferred shares were recognized as mezzanine equity at fair value amounting to US$ 137,354. The difference between the fair value of the amended Series A Preferred Shares and the original carrying values of Series A Preferred Shares amounting to US$ 8,933 was recognized as deemed contribution in equity as of June 5, 2018.

The Company’s Series A Preferred Shares activities from the extinguishment date to December 31, 2018 are summarized below:

Post extinguishment	Number of shares	Amount
		US$

Mezzanine equity balance as of June 4, 2018	250,000,000	4,103
Derecognition of mezzanine equity upon the completion of the issuance of Series D Preferred Shares		(4,103)
Recognition of mezzanine equity at fair value as of June 5, 2018	-	137,354
Mezzanine equity balance as of December 31, 2018	250,000,000	137,354

45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Accretion of Preferred shares to redemption value (continued)

Series B Preferred Shares

Prior to the extinguishment	Number of shares	Amount
		US$

Mezzanine equity balance as of December 31, 2017	400,000,000	56,416
Accretion to Series B Preferred Shares redemption value prior to the extinguishment	-	2,095
Mezzanine equity balance as of June 4, 2018	400,000,000	58,511

Prior to the extinguishment of the Series B Preferred Shares as of June 5, 2018, the mezzanine equity and the derivative liabilities balance recognized for Series A as of June 5, 2018 were US$58,511and US$187,739. Upon the extinguishment of the Series B Preferred Shares as of June 5, 2018, the amended Series B preferred shares were recognized as mezzanine equity at fair value amounting to US$227,745. The difference between the fair value of the amended Series B Preferred Shares and the original carrying values of Series B Preferred Shares amounting to US$18,505 was recognized as deemed contribution in equity as of June 5, 2018.

The Company’s Series B Preferred Shares activities from the extinguishment date to December 31, 2018 are summarized below:

Post extinguishment	Number of shares	Amount
		US$

Mezzanine equity balance as of June 4, 2018	400,000,000	58,511
Derecognition of mezzanine equity upon the completion of the issuance of Series D Preferred Shares	-	(58,511)
Recognition of mezzanine equity at fair value as of June 5, 2018	-	227,745
Mezzanine equity balance as of December 31, 2018	400,000,000	227,745

46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Redeemable convertible preferred shares (continued)

Accretion of Preferred shares to redemption value (continued)

Series C Preferred Shares

Prior to the extinguishment	Number of shares	Amount
		US$

Mezzanine equity balance as of December 31, 2017	350,000,000	63,076
Accretion to Series C Preferred Shares redemption value prior to the extinguishment	-	4,235
Mezzanine equity balance as of June 4, 2018	350,000,000	67,311

Prior to the extinguishment of the Series C Preferred Shares as of June 5, 2018, the mezzanine equity and the derivative liabilities balance recognized for Series C as of June 5, 2018 were US$67,311 and US$137,150. Upon the extinguishment of the Series C Preferred Shares as of June 5, 2018, the amended Series A preferred shares were recognized as mezzanine equity at fair value amounting to US$ 203,028. The difference between the fair value of the amended Series C Preferred Shares and the original carrying values of Series C Preferred Shares amounting to US$1,433 was recognized as deemed contribution in equity as of June 5, 2018.

The Company’s Series C Preferred Shares activities from the extinguishment date to December 31, 2018 are summarized below:

Post extinguishment	Number of shares	Amount
		US$

Mezzanine equity balance as of June 4, 2018	350,000,000	67,311
Derecognition of mezzanine equity upon the completion of the issuance of Series D Preferred Shares	-	(67,311)
Recognition of mezzanine equity at fair value as of June 5, 2018	-	203,028
Mezzanine equity balance as of December 31, 2018	350,000,000	203,028

Series D Preferred Shares

The Company’s Series D Preferred Shares activities for the year ended December 31, 2018 are summarized below:

	Number of shares	Amount
		US$

Mezzanine equity balances as of December 31, 2017	-	-
Issuance as of June 5, 2018	532,291,667	365,000
Accretion of Series D redeemable convertible preferred shares to redemption value	-	16,445
Mezzanine equity balance as of December 31, 2018	532,291,667	381,445

The Company has used the discounted cash flow method to determine the underlying share value of the Company and adopted equity allocation model to determine the fair value of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares as of the date of issuance of Series D Preferred Shares. Key valuation assumptions used to determine the fair value of Preferred Shares please refer to Note 25.

47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Share-based compensation

(a)	Restricted share units

Grant of restricted share units

On April 23, 2015, the board of directors of the Company approved the 2015 Share Incentive Scheme and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Share Incentive Scheme shall be 100,000,000 shares.

On June 5, 2018 and June 30, 2018, an additional 120,120,614 and 31,578,125 ordinary shares in aggregate were authorized and reserved to be allotted to the employees, officers, directors, and consultants or service providers of the Company and its affiliates, and other eligible persons as restricted share units, respectively.

During the year ended December 31, 2018, the Company granted restricted share units to employees and non-employees of 111,488,000 and 500,000, respectively.

Vesting of restricted share units

There are two types of vesting schedule under the 2015 Share Incentive Scheme, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) restricted share units will be vested in four equal installments over the following 48 months.

The following table shows the applicable number of restricted share units and weighted-average grant date fair value for restricted share units granted, vested and forfeited during the fiscal year ended December 31, 2018 and restricted share units outstanding as of December 31, 2018.

	Number of restricted share units	Weighted average fair value (US$)

Outstanding, December 31, 2017	59,681,001	0.1896

Granted	111,988,746	0.5116
Forfeited	(5,787,000)	0.3277
Vested	(30,121,456)	0.1776

Outstanding, December 31, 2018	135,761,291	0.4516

Expected to vest at December 31, 2018	116,408,437	0.4522

The fair value of the share-based awards above was determined at the respective grant dates by the Company with the assistance of an independent valuation company.

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Share-based compensation (continued)

(a)	Restricted share units (continued)

For the years ended December 31, 2018, the Group recorded share-based compensation of US$17,627 using the graded-vesting attribution method.

As of December 31, 2018, there was US$46,255 unrecognized share-based compensation expense relating to Bigo 2015 Share Incentive Scheme granted to employees. The expense is expected to be recognized over a weighted-average remaining vesting period of 1.85 years using the graded-vesting attribution method.

(b)	Restricted shares

On May 15, 2015, the CTO of the Company was granted 54,000,000 restricted shares. The restricted shares granted to CTO will be vested 25% immediately on the grant date and the rest 75% will be vested in 48 equal installments over the following 48 months.

Movements in the number of restricted shares are as follows:

	Number of restricted shares	Weighted average fair value (US$)

Outstanding, December 31, 2017	14,343,750	0.1250

Vested	(10,125,000)	0.1250

Outstanding, December 31, 2018	4,218,750	0.1250

For the year ended December 31, 2018, the Group recorded share-based compensation of US$331 using the graded-vesting attribution method.

As of December 31, 2018, there was US$28 unrecognized share-based compensation expense relating to the restricted shares. The expense is expected to be recognized over a weighted-average remaining vesting period of one year using the graded-vesting attribution method.

49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Related party transactions

For the year ended December 31, 2018, significant related party transactions were as follows:

For the year ended December 31, 2018
US$

Rental service provided by YY (1)	1,034
Supervision service provided by YY (1)	146
Purchase of services by YY(1) on behalf of Bigo	1,680
Cash collected by YY as a payment platform for Bigo	1,226
Loan from YY(2)	27,448
Repayment of loan to YY(2)	3,166
Payment on behalf of management, net of repayment	644
Loan to management(3)	10,047
Others	492

(1)	Purchases of services are mutually agreed with reference to the cost and market price of the services.

(2)

The Company entered into agreements with YY, pursuant to which the Company borrowed six loans with total principal amount of RMB188 million (equal to US$27,448). These loans were all with a maturity of less than one year and the annual interest rates of these loans were 4.785%. No term deposit was pledged as collateral for the loans.

One of the aforementioned six loans with principal amount of RMB 20 million (equal to US$3,166) was repaid on February 24, 2018.

(3)	The Company entered into an agreement with CEO, Mr. David Xueling Li, pursuant to which the Company lent a loan with principal amount of RMB70 million (equal to US$10,047) effective as of November 21, 2018. The loan was with a maturity of one year and the annual interest rates of these loans were 4.785%.

As of December 31, 2018, the amount from/to related parties are as follows:

December 31,
2018
US$

Amounts due from related parties
Management(1)	11,111

Amounts due to a related party
YY(2)	24,991

(1)	The amounts due from management mainly consisted of an unsecured loan provided to Mr. David Xueling Li, plus all accrued and unpaid interest. The maturities of the loan was within one year.

(2)	The amounts due to YY mainly consisted of unsecured loans provided from YY. The maturities of the loans were all within one year.

The other receivables/payables from/to related parties are unsecured and payable on demand.

50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$

Assets
Short-term investments (i)	-	-	20,045	20,045

(i)	Short-term investments represent structured deposits and their fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

The following table presents the changes in level 3 liabilities for the year ended December 31, 2018

	Conversion feature embedded in Series A Preferred Shares	Conversion feature embedded in Series B Preferred Shares	Conversion feature embedded in Series C Preferred Shares	Total
	US$	US$	US$	US$

Balance as of December 31, 2017	110,707	149,336	112,219	372,262
Fair value loss on derivative liabilities	31,477	38,403	24,931	94,811
Derecognition of derivative liabilities upon the completion of the issuance of Series D Preferred Shares	(142,184)	(187,739)	(137,150)	(467,073)
Balance as of December 31, 2018	-	-	-	-

52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

In determining the fair value of these preferred shares, the Company has adopted the equity allocation model. For purposes of determining the conversion features of Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares as of June 4, 2018 and June 5, 2018, the Company has re-performed the equity allocation model for Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares in scenarios assuming the conversion feature is removed, the difference between the with embedded conversion features scenario and the without embedded conversion features scenario is considered to be value of the conversion features of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares. Such approach involves certain significant estimates which are as follows:

Valuation Date	June 4, 2018	June 5, 2018	December 31, 2018

Volatility(1)	47.55%	51.34%	47.62%
Risk-free rate(2)	3.5%	3.48%	3.05%
Dividend yield(3)	0%	0%	0%
Time to expiration(4) (in years)	3.64	5	4.43

(1) Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(2) The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.

(3) The Group have no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on its expected dividend policy over the expected term of the option.

(4) The expected term is the contract life of the option.

26.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were US$5,441 for the years ended December 31, 2018.

As of December 31, 2018, future minimum payments under non-cancelable operating leases consist of the following,

Office rental
US$

2019	6,540
2020	5,329
2021	4,048
2022	1,459
2023	750

Total	18,126

(b)	Capital and other commitment

The Group had outstanding capital commitments totaling US$3,344 as of December 31, 2018, which consisted of capital expenditures of equity investment and license.

53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except share and per share data, unless otherwise stated)

27.	Subsequent events

(a) In 2019, the Group entered into a share purchase agreement with SINGULARITY IM, INC. (“Singularity”) and its shareholders. Under the agreement, the Group agreed to purchase 100% equity share of Singularity for a total consideration of about US$426.5 million. Singularity operates IMO by its subsidiary PageBites Inc, a chat and instant messaging application with functions including video calls, text messages, photo and video sharing, and others. The transaction was completed on March 1, 2019. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

US$
Cash consideration	100
Cancellation of indebtedness	426,351
Total consideration	426,451

Net assets acquired	30,591
Identifiable intangible assets acquired
- User Bases	42,600
- Non-compete Agreement	12,100
- Trademarks	31,400
Goodwill	333,854
Deferred tax liabilities	(24,094)
Total	426,451

The acquired identifiable tangible assets will be valued by various approaches, including the income approach and the replacement cost approach.

The excess of the purchase price over tangible assets. Identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including user bases, non-compete agreement and trademarks. Total goodwill of US$333.9 million primarily represents the expected synergies from operations of IMO, which were expected to be complementary to each other. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.

(b) On March 1, 2019, the Group entered into a cancellation of indebtedness agreement (“Agreement”) with Singularity. As of March 1, 2019, Singularity owes an aggregate principal amount to the Group of $418.5million plus all accrued and unpaid interest, all accrued and unpaid fees and expenses, reimbursements, indemnities and other obligations arising under the Loan Agreements. Under the Agreement, the Group agreed to cancel, discharge and forgive all of the debt and treat such cancellation of indebtedness as a capital contribution from the Group to Singularity.

(c) In 2019, YY entered into a share purchase agreement with the Group and its shareholders. Under the agreement, YY agreed to purchase all outstanding shares of the Group which were not yet owned by YY. Pursuant to the agreement, YY paid US$343.1 million in cash and issued 313,888,496 Class A common shares and 38,326,579 Class B common shares of YY. The transaction was completed on March 4, 2019.

54